As filed on October 11, 1996
                             Reg. No. 333-11319
                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No._1

Post-Effective Amendment No.___

_________________________HARDING, LOEVNER FUNDS, INC._________________________
          		(Exact Name of Registrant as Specified in Charter)

______________600 Fifth Avenue, 26th Floor New York, New York 10020___________
           		(Address of Principal Executive Offices) (Zip Code)

______________________________(212) 332-5211__________________________________
           		(Registrant's Telephone Number, Including Area Code)

                       		  		William E. Vastardis, Treasurer
                         				Harding, Loevner Funds, Inc.
                         				600 Fifth Avenue, 26th Floor
_____________________________New York, New York 10020	________________________

		          (Name and Address of Agent for Service of Process)

          			Copies to:	       William Goodwin, Esq.
                          					Dechert Price & Rhoads
                          					477 Madison Avenue
                          					New York, New York 10022


Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective thirty days after filing pursuant to paragraph (a) of Rule 488.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly no fee is payable herewith.









                                       PART C








                           HARDING, LOEVNER FUNDS, INC.
                          INTERNATIONAL EQUITY PORTFOLIO

                            PART C. OTHER INFORMATION


Item 15.	Indemnification

        	The Registrant shall indemnify directors, officers, employees and agents of the Registrant against judgments, fines, settlements and expenses to the fullest extent allowed, and in the manner provided, by applicable federal and Maryland law, including Section 17(h) and
         (i) of the Investment Company Act of 1940.

Item 16.	Exhibits

         (1) Articles of Incorporation, dated July 31, 1996 (previously filed as Exhibit (1) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) and incorporated herein by reference.
         (2) By-Laws (previously filed as Exhibit (2) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) and incorporated herein by reference.
         (3) Not Applicable.
         (4) Form of Agreement and Plan of Reorganization annexed hereto as Appendix A.
         (5) Not Applicable.
         (6) Form of Investment Advisory Agreement between the Registrant and Harding, Loevner Funds, Inc. (previously filed as Exhibit (6) to the Registrant's Registration Statement on Form N-14, File No.333-11319), and incorporated herein by reference.
         (7) Form of Distribution Agreement between the Registrant and AMT Capital Services, Inc. (previously filed as Exhibit (7) to the Registrant's Registration Statement on Form N-14, File No. 333-11319), and incorporated herein by reference.
         (8) Not Applicable.
         (9) Form of Custodian Agreement between the Registrant and Investors Bank & Trust Company (previously filed as Exhibit (9) to the Registrant's Registration Statement on Form N-14, File No. 333-11319), and incorporated herein by reference.
         (10)  Not Applicable.
         (11) Opinion and Consent of Dechert Price & Rhoads (previously filed as Exhibit (11) to the Registrant's Registration Statement on Form N-14, File No.333-11319), and incorporated herein by reference.
         (12) Opinion of Dechert Price & Rhoads regarding certain tax matters
         and consequences to                  shareholders to be filed.
         (13)(a) Form of Transfer Agency and Service Agreement between the Registrant and Investors Bank & Trust Company (previously filed as Exhibit (13)(a) to the Registrant's Registration Statement on Form N-14, File No.333-11319), and incorporated herein by reference.
         13(b) Form of Administration Agreement between the Registrant and AMT Capital Services, Inc. (previously filed as Exhibit (13)(b) to the Registrant's Registration Statement on Form N-14, File No.333-11319), and incorporated herein by reference.
         (14) Consents of Ernst & Young LLP independent auditors for the Current Portfolio and the AMT Capital Fund, Inc. filed herewith.
         (15) There are no financial statements omitted pursuant to Item
         14(a)(1).
         (16) Not applicable.

Item 17.	Undertakings

        	The Registrant shall indemnify directors, officers, employees and agents of the Registrant against judgments, fines, settlements and expenses to the fullest extent allowed, and in the manner provided, by applicable federal and Maryland law, including
         Section 17(h) and (i) of the Investment Company Act of 1940. In this regard, the Registrant undertakes to abide by the provisions of Investment Company Act Releases No. 11330 and 7221 until amended or superseded by subsequent interpretation of legislative or judicial action.

        	Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        	The Registrant hereby undertakes to file, by post-effective amendment, an opinion of counsel or a copy of an IRS ruling supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion or ruling.


                                  	SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Somerville and State of New Jersey on the 11th day of October, 1996.


                                     							HARDING, LOEVNER FUNDS, INC.

                                     							By:/s/ David R. Loevner
                                      						David R. Loevner, President
                                							     (Principal Executive, Financial
                                            and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement had been signed below by the following persons in the capacities and on the dates indicated.


	Signature				                         Title			               Date

 /s/Eric P. Nachimovsky			             Secretary             	October 11, 1996
    Eric P. Nachimovsky










                       INDEX TO EXHIBITS INCLUDED IN PART C



Exhibit 14  	Consent of Ernst & Young LLP independent auditors for the
             Current Portfolio and the	AMT Capital Fund, Inc. filed
             herewith.